Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-194256 and 333-196437

Free Writing Prospectus dated June 6, 2014

Contacts: Howard Solomon Aaron Bensoua Finn Partners for Fantex, Inc. Finn Partners for Fantex, Inc. Phone: (415) 272--0767 Phone: (310) 418--4389 Email: Howard.solomon@finnpartners.com Email: aaron@finnpartners.com Residents Of Michigan Now Able To Reserve IPO Shares Of Fantex EJ Manuel & Trade Fantex Vernon Davis SAN FRANCISCO, Calif., June 6, 2014 – Fantex Brokerage Services, LLC announced that eligible residents of Michigan may now place reservations for shares of Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex EJ Manuel”)1, stock symbol EJMLL. Investors in Michigan can place reservations for shares at Fantex.com.2 Fantex, Inc. will be offering 523,700 shares of Fantex EJ Manuel at a price of $10 per share. This announcement marks the first time that investors in Michigan can reserve shares of a tracking stock linked to the economic performance and value of a brand contract between Fantex, Inc. and EJ Manuel. Eligible residents of Michigan are also now able to trade Fantex Vernon Davis at Fantx.com, stock symbol VNDSL. This offering is highly speculative and the securities involve a high degree of risk. Investing in shares of Fantex EJ Manuel should only be considered by persons who can afford the loss of teir entire investment. Holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole. 1Fantex EJ Manuel is intended to track and reflect the separate economic performance of the brand contract that Fantex, Inc. has signed with EJ Manuel. However, holders of shares of Fantex EJ Manuel will have no direct investment in that brand contract, associated tracking series brand or EJ Manuel. Rather, an investment in Fantex EJ Manuel will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any other tracking stock that Fantex, Inc. may establish and issue in the future. Fantex cannot assure you as to the development or liquidity of any trading market for the Fantex EJ Manuel tracking stock. 2The reference to Fantex Brokerage Services, LLC’s website has been provided as a convenience, and the information contained on such website is not incorporated by reference into this press rlease. Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the Fantex EJ Manuel prospectus.

 Fantex Brokerage Services, LLC, an affiliate of Fantex, Inc., is a registered broker--dealer, an alternative trading system registered with the SEC and a member of the Financial Industry Regulatory Authority. It is the exclusive trading platform for tracking stocks that are issued by Fantex, Inc. Stifel, Nicolaus & Company, Incorporated, will act as the qualified independent underwriter for the offering. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such ofer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws o such state or other jurisdiction. About Fantex Holdings Based in San Francisco, Fantex Holdings, Inc. serves as the parent company to both Fantex, Inc. and Fantex Brokerage Services, LLC. Fantex, Inc. is a brand building company that purchases a minority interest in an athlete brand and works to increase the value of the brand. In order to fund the purchase, Fantex, Inc. develops a tracking stock that is linked to the economic performance of the brand. Fantex Brokerage Services, LLC is the exclusive trading platform for tracking stocks that are issued by Fantex, Inc. ###